Barbara L. Borden T: +1 858 550 6064 bordenbl@cooley.com

October 3, 2012

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Peet’s Coffee & Tea, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 9, 2012 (as amended by Amendment No. 1 on September 19, 2012)

Ladies and Gentlemen:

On behalf of Peet’s Coffee & Tea, Inc. (“Peet’s” or the “Company”) we are hereby submitting to the Securities and Exchange Commission (the “Commission”) supplementally proposed changes that we would include in an Amendment No. 2 (the “Amendment No. 2 to the Proxy Statement”) to the Company’s Preliminary Proxy Statement on Schedule 14A, initially filed with the Commission on August 9, 2012 and amended pursuant to Amendment No. 1 on September 19, 2012 (the “Proxy Statement”). Set forth below are the Company’s proposed responses to the comments of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated October 2, 2012 from H. Roger Schwall, Assistant Director. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

Letter to Shareholders

1.	All references in this letter to “prior” numbered comments are to the comments set forth in our letter to you dated September 7, 2012. Please refer generally to prior comment 2, in which we asked you to provide the disclosure Item 5 of Schedule 14A requires in the context of the recommendations the board provides throughout the materials. In that regard, we note the new disclosure you added at page 19 indicating that “the JAB group was not making retention of Peet’s senior management a condition of the proposed acquisition and had not offered employment or retention arrangements to any of Peet’s senior management.” You also added, “…Peet’s has change of control severance and equity arrangements in place with senior management that are intended to prevent any potential management opposition to a change of control transaction that the board believes is in the best interests of shareholders.”

Insofar as you disclose at page 36 that Mr. O’Dea stands to receive “single-trigger” cash payments in excess of $3,500,000, which could be supplemented by additional “double-trigger” payments to total in excess of $5,200,000, where you provide the board’s

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Division of Corporation Finance October 3, 2012 Page Two

recommendation, please provide with equal prominence the revised disclosure we identified in prior comment 2 with regard to Mr. O’Dea. We note the disclosure you provide at pages 37 and 38 regarding amounts to be received as a result of accelerated stock options held by the non-employee directors, and you also should reference this information with equal prominence where you state the board’s recommendation, insofar as it appears that the lump sum payments will be received regardless of whether they are asked to continue as directors post-merger.

The Company respectfully acknowledges the Staff’s comment. The Company proposes to revise the disclosure in the Letter to the Shareholders, the Notice of Special Meeting of Shareholders and on page 9 of Amendment No. 2 to the Proxy Statement in accordance with the Staff’s comment as set forth in the enclosed draft. The Company also proposes to revise the disclosures on pages 1 and 38 of Amendment No. 2 to the Proxy Statement to clarify that the existing board of directors of Peet’s will be replaced as directors by JAB as of the closing.

The Merger, page 16

Background of the Merger, page 16

2.	We note your response to prior comment 9, in which we inquired as to when JAB first indicated to Peet’s management that JAB proposed to retain Peet’s management to lead the successor company. We note your new disclosure at page 19 (emphasis added) that, when the Peet’s board met telephonically on July 16, 2012, the board “observed that the JAB group has only a small executive team and might retain senior management for some period following a transaction, but that the JAB group had not disclosed its management plan to Peet’s or its advisors.”

However, it appears that perhaps there was some change prior to both parties agreeing to the merger on July 21 and their issuance of a joint press release on July 23. In that regard, on July 24, 2012, you filed a Form 8-K relating to the merger agreement entered into on July 21, 2012. You filed as exhibit 8.1 to that Form 8-K a “joint press release” dated July 23, which release states in part that “At the close of the transaction, Peet’s will be privately owned and will continue to be operated by the company’s current management team and employees.” In the same release, Mr. Becht, chairman of JAB, is quoted as saying in part, “… we look forward to preserving the company’s culture and core values, while supporting management’s vision for future growth.” Insofar as the “joint press release” suggests that both parties were in agreement regarding the continuation of the current management team and employees, please disclose precisely when JAB first indicated to Peet’s management that it proposed or intended to retain company management, and address the other points set forth in prior comment 9, as appropriate.

The Company respectfully acknowledges the Staff’s comment and reaffirms that the existing disclosure on page 19 is accurate and not misleading. The Company advises

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Division of Corporation Finance October 3, 2012 Page Three

the Staff supplementally that Peet’s personnel drafted the press release based on their assumption that there would be near-term continuity of management consistent with the Peet’s board of directors’ understanding of the JAB organization (as described on page 19 of the proxy statement) and the likely need to retain senior management for some period following the closing of the transaction. Peet’s did not share a draft of the press release with JAB until after the parties had entered into the Merger Agreement on Saturday, July 21, 2012. Representatives of JAB met with Peet’s senior management as a group on Sunday, July 22, 2012 and indicated JAB’s general intent to retain the existing organization. JAB, however, has not made any commitments to retain senior management for any defined period following the closing and has not established any financial incentives to cause senior management to remain with Peet’s following the closing. Peet’s believes that JAB will assess the roles of senior management following the closing and make its own decisions about how Peet’s will be managed in the future and does not view the press release as a commitment with respect to management or the long term strategy of Peet’s. Accordingly, Peet’s respectfully submits that it has addressed any potential conflicts of interest resulting from at least the short-term retention of senior management following the closing and has nothing further to disclose with respect to retention of Peet’s management to lead the successor company.

With respect to the other points in the Staff’s prior comment 9, as evidenced by the above description, the topic of management to lead the successor company was not the subject of negotiations. Further, although Peet’s believes it is correct to refer to its board’s negotiations with JAB as “arms-length negotiations” in these circumstances, it proposes to delete the phrase “arms-length” on page 22 of Amendment No. 2 to the Proxy Statement.

3.	Revise to explain the relevance of the ongoing “CEO succession planning,” cited in the new disclosure at page 19, to the negotiations, as well as any material implications of such planning with regard to the merger and the merged entity. Briefly explain at page 22 when Mr. O’Dea made his request to the board, as well as the principal reasons he provided for the request at that time. If the board considered that Mr. O’Dea’s request might make him more likely or less likely to support the merger with JAB, please provide corresponding disclosure to clarify.

The Company respectfully acknowledges the Staff’s comment. The Company proposes to revise the disclosure on pages 19 and 37 of Amendment No. 2 to the Proxy Statement in accordance with the Staff’s comment as set forth in the enclosed draft.

Opinion of Citigroup Global Markets Inc., page 27

4.	The first two sentences of the second paragraph in this section suggest that the reader must read the written opinion to access the information which Item 1015(b)(6) of Regulation M-A requires you to summarize in the proxy statement. Therefore, we re-issue prior comment 13, which requested that you provide the required summary in this section.

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Division of Corporation Finance October 3, 2012 Page Four

The Company respectfully acknowledges the Staff’s comment. The Company proposes to revise the disclosure on page 27 of Amendment No. 2 to the Proxy Statement (subject to confirmation by Citigroup) in accordance with the Staff’s comment as set forth in the enclosed draft.

We hope that the above responses and the related revisions to the Proxy Statement will be acceptable to the Staff. Please do not hesitate to call me at (858) 550-6064 or Kenneth Guernsey at (415) 693-2091 with any comments or questions regarding the Amended Proxy Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Barbara L. Borden

Barbara L. Borden

cc:	Isobel A. Jones, Esq. (Peet’s Coffee & Tea, Inc.)

Gian-Michele a Marca, Esq. (Cooley LLP)

Kenneth Guernsey, Esq. (Cooley LLP)

Rama Padmanabhan, Esq. (Cooley LLP)

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